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Regulatory Announcement

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06012522

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	08:32 06-Apr-06
Number	0965B

RECEIVED APR 13 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 203

RNS Number:0965B
Tesco PLC
06 April 2006

SUPPL

6th April 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - TRANSFER

Tesco PLC announces that on Wednesday 5th April 2006 200,756 Ordinary Shares of 5p in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981).

As a result of the transfer, P A Clarke, R W P Brasher, A T Higginson, T P Leahy, T J R Mason, D T Potts, and other persons discharging managerial responsibility ('PDMRs') who are beneficiaries of the trust, ceased to have an interest in the 200,756 Ordinary Shares of 5p each in the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL

Tel: 01992 644608

PROCESSED APR 17 2006 THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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4/17

Regulatory Announcement

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	08:29 06-Apr-06
Number	0963B

RNS Number:0963B
Tesco PLC
06 April 2006

6th April 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - SUBSCRIPTION

Tesco PLC ('the Company') announces that on 5th April 2006, 200,756 Ordinary shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 198.00p per share pursuant to the Company's Savings-Related Share Option Scheme (1981).

As a result of the allotment and issue, P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, all collectively have an interest in the 200,756 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors and other persons discharging managerial responsibility ('PDMRs').

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd

Deputy Secretary

Tesco PLC

Delamare Road

Cheshunt

Hertfordshire

EN8 9SL

Tel: 01992 644608

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